SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: May 23, 2018

List of materials

Documents attached hereto:

i) Press release Announcement Sony to Acquire Equity Interest in EMI Music Publishing
ii) Press release Announcement Mubadala-led Investor Group and Sony Reach Agreement for Sony to Acquire All of Mubadala’s Interest in EMI Music Publishing

EXPLANATORY NOTE

This amendment (the "Amendment") amends and restates Sony Corporation's ("Sony") Form 6-K that was filed with the Securities and Exchange Commission on May 22, 2018 (the "Form 6-K").

The Amendment amends and restates Sony's press release announcement entitled "Sony to Acquire Equity Interest in EMI Music Publishing" as filed on the Form 6-K to include a separate press release issued at the same time jointly by Mubadala Investment Company and Sony, which should have been included in Form 6-K as an attachment to the Sony press release.

Other than as expressly set forth above, the Amendment does not otherwise amend the information presented in the release filed on the Form 6-K.

May 22, 2018

Sony Corporation

Sony to Acquire Equity Interest in EMI Music Publishing

Mubadala Investment Company (“Mubadala”) and Sony Corporation (“Sony”) today announced that they have signed a legally binding memorandum of understanding for Sony Corporation of America, a wholly owned subsidiary of Sony, to acquire the entirety of the Mubadala consortium’s approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing. For more details, please find the attached press release.

1.  Purpose of Interest Acquisition
In order to obtain EMI’s high quality assets as part of Sony’s overall strategy to strengthen content IP.

2.  Summary of the company that will become Sony’s subsidiary
(i) Name	DH Publishing, L.P.
(ii) Registered Address	Walkers Corporate Limited, 27 Hospital Road, Cayman Corporate Centre, Grand Cayman, KY1-9008, Cayman Islands
(iii) Representatives	Nile Acquisition LLC & Nile Acquisition Holding Company Ltd.
(iv) Principal business	Music publishing
(v) Stated capital	607 million U.S. dollars
(vi) Date of establishment	October 5, 2011
(vii) Major shareholders and their ownership	EMI is 39.8% owned by Nile Acquisition LLC, a Delaware limited liability company, and 60.2% owned by Nile Acquisition Holding Company Ltd., a Cayman Islands exempted company.
(viii) Relationship with Sony Corporation	Shareholding	Through its subsidiary, Sony holds 74.9% of the equity interest in Nile Acquisition LLC, which holds 39.8% of the equity interest in EMI.
	Personnel	3 Sony subsidiary employees sit on the advisory board of EMI.
	Transaction	Administration agreement between EMI and Sony’s music publishing subsidiary in the U.S. relating to management services.
(ix) Consolidated financial results for most recent three years* (Million U.S. dollars)
Fiscal year ended March 31	2016	2017	2018**
Net assets	536	468	535
Total assets	3,071	2,949	3,115
Shareholders’ equity per share	N/A***	N/A***	N/A***
Net sales	569	615	663
Operating income (loss)	153	164	127
Net income (loss) before tax	33	58	(25)
Net income (loss)	45	56	42
Net income (loss) per share	N/A***	N/A***	N/A***
Dividend per share	N/A***	N/A***	N/A***
* EMI’s consolidated financial results are prepared in accordance with U.S. GAAP.
** EMI’s consolidated financial results for FY 2018 have not yet been audited.
*** EMI is a partnership, hence the items marked N/A are not applicable for a partnership.

3.  Summary of the fund from which the interest will be acquired
(i) Name	Nile Acquisition Holding Company Ltd.
(ii) Registered Address	Walkers Corporate Limited, 27 Hospital Road, Cayman Corporate Centre, Grand Cayman, KY1-9008, Cayman Islands
(iii) Governing laws for Establishment	Cayman Islands
(iv) Purpose of Formation	To hold the partnership interests in EMI
(v) Date of Formation	September 29, 2011
(vi) Total Capital	365 million U.S. dollars
(vii) Major Capital Investors and their ownership
Nile Cayman Holding Limited: 66.2%
JCL Media (EMI Publishing) Limited: 22.1%
GSO Capital Opportunities Fund II (Luxembourg) S.a.r.l.: 5.7%
Blackstone / GSO Capital Solutions Onshore Funding (Luxembourg) S.a.r.l.: 3.2%
Pub West LLC: 1.4%
Blackstone / GSO Capital Solutions Offshore Funding (Luxemborg) S.a.r.l.: 1.2%
GSO SJ Partners LP: 0.2%

(viii) Summary of Managing Partner[1]	Name	N/A
	Registered Address	N/A
	Representatives	N/A
	Principal business	N/A
	Stated capital	N/A
(ix) Summary of Contact in Japan (Agent in Japan)	Name	N/A
	Registered Address	N/A
	Representatives	N/A
	Principal business	N/A
	Stated capital	N/A
(x) Relationship with Sony Corporation	Relationship between Sony Corporation and the Fund	Operation of EMI together with Nile Acquisition LLC, in which Sony owns 74.9% equity interest through its subsidiary.
	Relationship between Sony Corporation and Managing Partner	N/A
	Relationship between Sony Corporation and Agent in Japan	N/A

1 Nile Acquisition Holding Company Ltd. is managed by a Board of Directors of up to nine (9) individuals and, as such, does not have a single Managing Partner. Nile Cayman Holding Limited, together with its affiliates, is entitled to appoint five (5) directors.

4.  Number of interest to be acquired and interest ownership situation
(i) Number of interest before transfer	39.8% (Equity interest in EMI held by Sony’s consolidated subsidiary, which has a minority investor)
(ii) Number of interest to be acquired	60.2%
(iii) Acquisition price	Approximately $1.9 billion U.S. dollars
(iv) Number of interest after the transfer	100% (Equity interest in EMI to be held by one or more of Sony’s consolidated subsidiaries, with a possibility of a minority investor)

5.  Schedule
(i) Date of Representative Corporate Executive Officer’s decision of Sony Corporation	May 22, 2018
(ii) Date of the execution of the MOU	May 22, 2018
(iii) Closing of interest transfer	Undecided (Pending regulatory approval)

6.  Outlook
    Sony expects to record in operating income a non-cash step-up gain of approximately 100 billion yen for the approximately 40% equity interest in EMI currently owned by Sony’s consolidated subsidiary, Nile Acquisition LLC.  The step-up gain and the consolidation of EMI has not been included in Sony’s forecast of consolidated financial results for the fiscal year ending March 31, 2019, and Sony is currently assessing the impact of this step-up gain and the consolidation of EMI on its consolidated financial results for the fiscal year ending March 31, 2019.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2019, which was disclosed on April 27, 2018, and its consolidated financial results for the fiscal year ended March 31, 2018 are as follows:
(Billion yen)
	Sales and operating revenue	Operating income	Income before income tax	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2019	8,300	670	735	480
Consolidated financial results for the fiscal year ended March 31, 2018	8,544.0	734.9	699.0	490.8

Mubadala-led Investor Group and Sony Reach Agreement for
Sony to Acquire All of Mubadala’s Interest in EMI Music Publishing

Abu Dhabi, UAE; Tokyo, Japan; and New York, USA; -- May 22, 2018 –Mubadala Investment Company (“Mubadala”) and Sony Corporation (“Sony”) today announced that they have signed a legally binding memorandum of understanding (“MOU”)  for the sale of the Mubadala consortium’s approximately 60% equity interest in EMI Music Publishing to Sony Corporation of America, a wholly owned subsidiary of Sony, based on an enterprise value of $4.75 billion.  As a result of the transaction, Sony will indirectly own approximately 90% of the equity interest in EMI Music Publishing and it will become a consolidated subsidiary of Sony.  The closing of the transaction is subject to certain closing conditions, including regulatory approvals.

Kenichiro Yoshida, President and CEO, Sony Corporation said: “We are thrilled to bring EMI Music Publishing into the Sony family and maintain our number one position in the music publishing industry.  I would also like to convey my gratitude to Mubadala, our equity partner in EMI Music Publishing, for sharing our long-term perspective on the potential success of music publishing and their support as we grew the business.  The music business has enjoyed a resurgence over the past couple of years, driven largely by the rise of paid subscription-based streaming services.  In the entertainment space, we are focusing on building a strong IP portfolio, and I believe this acquisition will be a particularly significant milestone for our long-term growth.”

The original transaction and the investor consortium that partnered with Sony and the Michael Jackson Estate to acquire EMI Music Publishing from a wholly-owned subsidiary of Citigroup Inc. were sourced and assembled by Mubadala Capital’s private equity business, which has controlled and managed EMI Music Publishing on behalf of Mubadala and other third-party investors since 2012.

Hani Barhoush, Head of Mubadala Capital, said: “EMI has been a successful investment for Mubadala and I would like to personally extend my appreciation to the leadership at Sony and Sony/ATV, who have been instrumental in administering the EMI catalog as well as shaping the music landscape on a global basis. They have been tremendous partners to us.”

Adib Mattar, Head of Private Equity for Mubadala Capital and Chairman of EMI Music Publishing, said: “EMI Music Publishing represents one of the world’s largest and most diverse catalog of copyrights with iconic songs that span every decade over the last one hundred years. Writers and artists only stand to benefit under consolidated ownership and should feel proud to be part of the Sony family. The sale of our consortium’s interest in EMI Music Publishing represents a milestone for Mubadala and our private equity business.”

While the final purchase price to be paid by Sony for all of Mubadala’s equity interest in EMI Music Publishing is subject to customary closing adjustments, the total cash consideration Sony expects to pay to consolidate EMI Music Publishing is approximately $2.3 billion.  Sony will assume EMI Music Publishing’s existing gross indebtedness, which was approximately $1.359 billion as of March 31, 2018.  Upon closing of the transaction, Sony expects to record in operating income a non-cash step-up gain of approximately 100 billion yen for the equity interest in EMI Music Publishing it currently owns.  The step-up gain and the consolidation of EMI Music Publishing has not been included in Sony’s forecast of consolidated financial results for the fiscal year ending March 31, 2019, and Sony is currently assessing the impact of this step-up gain and the consolidation of EMI Music Publishing on its consolidated financial results for the fiscal year ending March 31, 2019.

Over the past six years, Mubadala and Sony have worked together as partners to create value alongside Sony/ATV Music Publishing (“Sony/ATV”), Sony’s music publishing arm, which has been administering the EMI Music Publishing catalog’s legacy of iconic writers and artists, reinvesting in existing writer relationships and growing the catalog by signing new writers on a 50/50 basis with Sony/ATV.  These actions, coupled with the global rise of streaming and paid streaming services, have led to an appreciation in value of the EMI Music Publishing catalog as millions of consumers have been provided access to innovative distribution channels to enjoy music like never before.

EMI Music Publishing owns or administers over two million songs that include classics by Queen, Carole King and the Motown catalog along with contemporary songs from Kanye West, Alicia Keys, Drake, Sam Smith, Pink, Pharrell Williams, Calvin Harris, Fetty Wap, Hozier and Sia.

Together with Sony’s 100%-owned music publishing company, Sony/ATV, and Sony’s 100%-owned music company, Sony Music Entertainment (Japan) Inc., the Sony Group collectively owns more than 2.3 million copyrights, featuring the Beatles, contemporary superstars and the Leiber Stoller catalog.

EMI Music Publishing generated revenue of $663 million, adjusted operating income of $181 million*, and adjusted EBITDA of $249 million* for the fiscal year ended March 31, 2018.

*Adjusted to exclude certain non-recurring warrant expense and management incentive plan accruals.

- Ends –

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets.  With its music, pictures, computer entertainment and online businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $77 billion for the fiscal year ended March 31, 2018.   Sony Global Web Site: http://www.Sony.net/

About Mubadala Investment Company

Mubadala Investment Company is a pioneering global investor, deploying capital with integrity and ingenuity to accelerate economic growth for the long-term benefit of Abu Dhabi. As Abu Dhabi’s leading strategic investment company, Mubadala is active in 13 sectors and more than 30 countries around the world, creating lasting value for our shareholder, the Government of Abu Dhabi.

Mubadala’s portfolio includes the development of global industrial champions in sectors such as aerospace, ICT, semiconductors, metals and mining and renewable energy, utilities, and the management of diverse financial holdings. We build on legacy expertise in oil and gas to invest across the hydrocarbon spectrum, and enhance the UAE’s growth potential through investments in healthcare, real estate and defense services. Our investment approach prioritizes partnership with best-in-class organizations and a commitment to the highest standards of governance.

www.mubadala.com

About Mubadala Capital

Mubadala Capital was established in 2011 as the financial investment arm of Mubadala, operating six integrated businesses focused on various asset classes and geographies that include private equity, public equities, credit, venture, sovereign investment partnerships and Brazil. The group invests globally across the capital structure in both public and private securities, whether directly or through third-party managed funds.

In addition to managing its own balance sheet investments, Mubadala Capital manages third party capital on behalf of institutional investors in three of its businesses, including through two private equity funds and one early stage venture fund.

Mubadala Capital is based in the Abu Dhabi Global Market.

About EMI Music Publishing

EMI Music Publishing is the second largest music publishing company by revenue. Through various arrangements, EMI either owns or has rights to publish approximately 2.1 million musical composition from every major genre and period.  EMI exploits a comprehensive and diverse collection of copyrights for music and lyrics, sourced from a roster that includes a wide variety of iconic and popular songwriters, to generate revenues.  EMI’s catalog is distinguished by its size, sustainability, stability, diversity and longevity.  EMI’s catalog contains some of the greatest hits dating from the first half of the 20th century (‘‘Over the Rainbow’’ continues to be a top 10 revenue performer more than 75 years after its initial release) through today (including ‘‘Happy,’’ ‘‘Chandelier,’’ ‘‘Summer’’ and ‘‘Take Me to Church’’).  EMI has rights to publish musical compositions from current songwriters including Kanye West, Alicia Keys, Drake, Sam Smith, Pink, Pharrell Williams, Calvin Harris, Fetty Wap, Hozier and Sia.  EMI is a global company that obtains rights to musical compositions from songwriters and other rights holders around the world and exploits those rights in 32 countries.

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